

Mail Stop 3561

May 13, 2016

Via E-mail
Margaret E. McCandless
Vice President, General Counsel and Secretary
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, Colorado 80202

> **Re:** **Intrepid Potash, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 3, 2016**
> **File No. 333-209888**

Dear Ms. McCandless:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2016 letter.

Description of Debt Securities and Guarantees of Debt Securities, page 5

1. We note your response to comment 3. Please tell us why you believe the guarantees are full and unconditional, given that Section 13.4.1(b) of the indenture permits a guarantor to be released upon "the occurrence of any other condition set forth in the Board Resolution, supplemental indenture or Officers' Certificate establishing the terms of such Series."

       Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                          Sincerely,

                                          /s/ David Link for

                                          John Reynolds
                                          Assistant Director
                                          Office of Beverages, Apparel and Mining

cc: Jason Day, Esq.
    Perkins Coie LLP